SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               ------------------


(Mark One):

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                   For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                        Commission file number 001-13735

                               ------------------


                           MIDWEST BANC HOLDINGS, INC.
                           EMPLOYEES' RETIREMENT PLAN
                            (Full title of the plan)

                               ------------------


                           MIDWEST BANC HOLDINGS, INC.
                              501 WEST NORTH AVENUE
                          MELROSE PARK, ILLINOIS 60160
 (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

No.  1-3  Not applicable

No.  4    The Midwest Banc Holdings, Inc., Employees' Retirement Plan (the
          "Plan"), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

          Financial Statements. Audited Statements of net assets available for Plan benefits as of December 31, 1998 and 1997, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1998.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized:

Dated as of June 29, 1999

                                        MIDWEST BANC HOLDINGS, INC. EMPLOYEES'
                                        RETIREMENT PLAN


                                        MIDWEST TRUST SERVICES, INC.


                                        By: /s/ BRAD A. LUECKE
                                           -------------------------------------
                                                Brad A. Luecke, Trust Officer

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 1998 and 1997




                                    CONTENTS



REPORT OF INDEPENDENT AUDITORS...............................................1

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.........................2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
     WITH FUND INFORMATION...................................................3

     NOTES TO FINANCIAL STATEMENTS...........................................4

SUPPLEMENTAL SCHEDULES

     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES.............10

     ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS.........................11

                                  CROWE CHIZEK

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
First Midwest Corporation of Delaware
  Employees' Retirement Plan
Melrose Park, Illinois


     We have audited the accompanying statements of net assets available for benefits of First Midwest Corporation of Delaware Employees' Retirement Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                        Crowe, Chizek and Company LLP

Oak Brook, Illinois
April 23, 1999

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------

                                                                1998            1997
                                                                ----            ----

ASSETS
Investments, at fair value
 Alliance Capital Reserves................................. $   861,224      $  904,211
 AIM Balanced Fund.........................................   2,170,263       1,722,667
 AIM Constellation Growth Fund.............................   1,025,258         711,544
 Fidelity Advisor Growth Opportunity Fund..................   2,332,670       1,787,324
 GAM International Fund....................................     894,468         786,670
 Evergreen Intermediate Term Bond Fund.....................     683,398         591,635
 Putnam Investors Fund.....................................     339,431         163,003
 Franklin Small Cap Growth Fund............................      54,974              --
 Midwest Banc Holdings, Inc. common stock..................   1,549,677       1,323,023
 Loans to participants.....................................     213,539          80,846
                                                            -----------      ----------
    Total investments......................................  10,124,902       8,070,923

Receivables
 Contributions due from participants.......................          --          17,540
 Contributions due from employer...........................          --          12,180
 Accrued interest..........................................          --             379
                                                            -----------      ----------
    Total receivables......................................          --          30,099
                                                            -----------      ----------

    Total assets...........................................  10,124,902       8,101,022

LIABILITIES
Accrued expenses...........................................      23,256           9,750
                                                            -----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS.......................... $10,101,646      $8,091,272
                                                            ===========      ==========


--------------------------------------------------------------------------------


                 See accompanying notes to financial statements.

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                          Year ended December 31, 1998

--------------------------------------------------------------------------------



                                                                       PARTICIPANT DIRECTED
                                          -------------------------------------------------------------------------------------
                                                                                      FIDELITY
                                                                         AIM           ADVISOR                      EVERGREEN
                                           ALLIANCE       AIM       CONSTELLATION      GROWTH           GAM        INTERMEDIATE
                                           CAPITAL      BALANCED       GROWTH        OPPORTUNITY    INTERNATIONAL     TERM
                                           RESERVES       FUND          FUND            FUND            FUND        BOND FUND
                                          ----------   ----------   -------------    -----------    -------------  ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income
    Net appreciation (depreciation
       in fair value of investments...    $    (970)   $  168,698    $  125,887      $  348,777       $ 34,362       $   (538)
    Interest..........................       36,384            --            --              --             --             --
    Dividends.........................           --        46,851            --          15,452         14,230         45,684
    Other income......................           --         4,891        25,061          82,128             --             --
                                          ---------    ----------    ----------      ----------       --------       --------
                                             35,414       220,440       150,948         446,357         48,592         45,146
 Contributions
    Employer..........................       26,856        81,524        41,574          78,978         49,169         24,378
    Participants......................       41,206       125,497        64,034         121,503         75,749         37,552
    Rollovers.........................        3,445       118,645        14,369           6,388         12,745          6,923
                                          ---------    ----------    ----------      -----------      --------       --------
                                             71,507       325,666       119,977         206,869        137,663         68,853
                                          ---------    ----------    ----------      ----------       --------       --------
       Total additions................      106,921       546,106       270,925         653,226        186,255        113,999

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Benefits paid to participants........       21,322        66,112        35,552          63,876         40,630         29,489
 Administrative expenses..............        2,744         6,050         2,699           6,403          2,613          1,982
                                          ---------    ----------    ----------      -----------      --------       --------
    Total deductions..................       24,066        72,162        38,251          70,279         43,243         31,471

Net increase (decrease) prior to
 interfund transfers:.................       82,855       473,944       232,674         582,947        143,012         82,528

Interfund transfers...................     (125,842)      (26,348)       81,040         (37,601)       (35,214)         9,235
                                          ---------    ----------    ----------      ----------       --------       --------

Net increase (decrease)...............      (42,987)      447,596       313,714         545,346        107,798         91,763

Net assets available for benefits
 Beginning of year....................      904,211     1,722,667       711,544       1,787,324        786,670        591,635
                                          ---------    ----------    ----------      ----------       --------       --------

 End of year..........................    $ 861,224    $2,170,263    $1,025,258      $2,332,670       $894,468       $683,398
                                          =========    ==========    ==========      ==========       ========       ========
                                                            PARTICIPANT DIRECTED
                                          ------------------------------------------------------

                                                       FRANKLIN      MIDWEST BANC
                                           PUTNAM      SMALL CAP    HOLDINGS, INC.     LOANS
                                          INVESTORS     GROWTH          COMMON           TO
                                            FUND         FUND           STOCK       PARTICIPANTS      OTHER         TOTAL
                                          ---------    ---------    --------------  ------------    ---------    ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income
    Net appreciation (depreciation)
       in fair value of investments       $ 63,995      $   193      $  229,139       $     --      $     --     $   969,543
    Interest..........................          --           --              --         10,359            --          46,743
    Dividends.........................          --          290           9,725             --            --         132,232
    Other income......................       8,271          364              --             --            --         120,715
                                          --------      -------      ----------       --------      --------     -----------
                                            72,266          847         238,864         10,359            --       1,269,233
 Contributions
    Employer..........................      38,972       11,040              --             --            --         352,491
    Participants......................      59,920       16,873              --             --            --         542,334
    Rollovers.........................      12,102       12,927              --             --            --         187,544
                                          --------      -------      ----------       --------      --------     -----------
                                           110,994       40,840              --             --            --       1,082,369
                                          --------      -------      ----------       --------      --------     -----------
       Total additions................     183,260       41,687         238,864         10,359            --       2,351,602

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
 Benefits paid to participants........       5,287           --           6,157         21,734            --         290,159
 Administrative expenses..............         781           85           4,456             --        23,256          51,069
                                          --------      -------      ----------       --------      --------     -----------
    Total deductions..................       6,068           85          10,613         21,734        23,256         341,228

Net increase (decrease) prior to
 interfund transfers:.................     177,192       41,602         228,251        (11,375)      (23,256)      2,010,374

Interfund transfers...................        (764)      13,372          (1,597)       144,068       (20,349)             --
                                          --------      -------      ----------       --------      --------     -----------

Net increase (decrease)...............     176,428       54,974         226,654        132,693       (43,605)      2,010,374

Net assets available for benefits
 Beginning of year....................     163,003           --       1,323,023         80,846        20,349       8,091,272
                                          --------      -------      ----------       --------      --------     -----------

 End of year..........................    $339,431      $54,974      $1,549,677       $213,539      $(23,256)    $10,101,646
                                          ========      =======      ==========       ========      ========     ===========


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

     The following description of the First Midwest Corporation of Delaware Employees' Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. (formerly First Midwest Corporation of Delaware) and its subsidiaries (the "Corporation") who have six months of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions: Each year participants may contribute up to 15% of their annual compensation before bonuses, not to exceed Internal Revenue Service limits. The Corporation matches employee contributions at a rate of 1% more than the participants' contributions up to a 5% maximum matching contribution.

     Participants' Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Corporation's contribution,
(b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Administrative fees are also allocated and charged to each participant's account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

     Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service.

     Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or equal installments over a period not more than their assumed life expectancy (or their beneficiary's assumed life expectancy) at the time of distribution.

     Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period which may exceed five years. The interest rate is fixed at the prime rate as published in The Wall Street Journal plus 1% at the time the loan proceeds are disbursed.


--------------------------------------------------------------------------------


                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

     Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the plan administrator. The employee may elect to direct these contributions in any percent among the options as long as the election percentages total 100%. Employer contributions are allocated in the same percentages as the employee has elected.

     The investment options available to plan participants are as follows:

          ALLIANCE CAPITAL RESERVES - Funds are invested in short-term securities such as bankers' acceptances, certificates of deposit, repurchase agreements, and commercial paper.

          AIM BALANCED FUND - Funds are invested in a varied portfolio of equity securities consisting primarily of common stocks.

          AIM CONSTELLATION GROWTH FUND - Funds are invested in common stocks with an emphasis on medium-sized and smaller emerging growth companies.

          FIDELITY ADVISOR GROWTH OPPORTUNITY FUND - Funds are invested in growth, cyclical, and value stocks as well as securities convertible to common stock.

          GAM INTERNATIONAL FUND - Funds are invested in a varied portfolio of equity securities in foreign markets.

          EVERGREEN INTERMEDIATE TERM BOND FUND - Funds are invested in intermediate-term bonds rated investment grade or better.

          PUTNAM INVESTORS FUND - Funds are invested in common stocks with an emphasis on long-term capital growth equity securities.

          FRANKLIN SMALL CAP GROWTH FUND - Funds are invested in common stocks with an emphasis on small capitalization growth companies.

     An additional investment option which was available to plan participants in 1997 but which is no longer available is as follows:

          MIDWEST BANC HOLDINGS, INC. COMMON STOCK - Funds were invested in common stock of Midwest Banc Holdings, Inc. (formerly First Midwest Corporation of Delaware) as shares became available. Funds which could not be used presently to purchase stock were temporarily held in the Alliance Capital Reserves account.


--------------------------------------------------------------------------------


                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with generally accepted accounting principles. The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

     Investments: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Investments in registered investment companies (mutual funds) and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. Participant loans are valued at cost, which approximates market.

     Admissions and Withdrawals: Admissions and withdrawals are recorded at the dollar value determined on the valuation date following the receipt of the buy or sell order. Funds are valued daily.


NOTE 3 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.


NOTE 4 - INVESTMENTS

     Midwest Trust Services, Inc., the trustee of the Plan, holds investment assets and executes transactions therein. The following table presents the fair values of investments at December 31, 1998 and 1997.


--------------------------------------------------------------------------------


                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS (Continued)


                                                          1998                             1997
                                                ------------------------        ------------------------
                                                NUMBER OF                       NUMBER OF
                                                SHARES OR                       SHARES OF
                                                PRINCIPAL       FAIR            PRINCIPAL        FAIR
                                                 AMOUNT         VALUE            AMOUNT          VALUE
                                                ---------    -----------        ---------    -----------

Investments at fair value as determined
 by quoted market prices
    Money Market Fund
       Alliance Capital Reserves............     861,224     $   861,224         904,211     $  904,211
    Mutual Funds
       AIM Balanced Fund....................      76,556       2,170,263          66,822      1,722,667
       AIM Constellation Growth
         Fund...............................      33,549       1,025,258          26,971        711,544
       Fidelity Advisor Growth
         Opportunity Fund...................      46,278       2,332,670          42,103      1,787,324
       GAM International Fund...............      30,262         894,468          27,729        786,670
       Evergreen Intermediate Term
         Bond Fund..........................      74,967         683,398          64,801        591,635
       Putnam Investors Fund................      23,002         339,431          14,672        163,003
       Franklin Small Cap Growth
         Fund...............................       2,385          54,974              --             --

    Midwest Banc Holdings, Inc.
       common stock (party-in-interest
       investment)..........................     101,282       1,549,677         101,698      1,323,023
                                                             -----------                     ----------

                                                               9,911,363                      7,990,077

Investments at estimated fair value
 Loans to participants......................     213,539         213,539          80,846         80,846
                                                             -----------                     ----------

                                                             $10,124,902                     $8,070,923
                                                             ===========                     ==========


NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

     Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan were paid by the Corporation.


--------------------------------------------------------------------------------


                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS (Continued)

     Plan transactions with parties-in-interest during the year ended December 31, 1998 were as follows:


        IDENTITY                    RELATIONSHIP                DESCRIPTION             AMOUNT
        --------                    ------------                -----------             ------

Midwest Trust Services, Inc.        Plan Trustee            Administrative fees        $27,171
The Weiss Group, Inc.            Plan Recordkeeper       Quarterly allocation fees      23,898
Midwest Banc Holdings, Inc.           Employer          Purchases of 230 shares of       4,653
                                                               common stock
Midwest Banc Holdings, Inc.           Employer             Sale of 646 shares of        10,105
                                                               common stock

     The Plan held the following party-in-interest investments (at fair value) at December 31, 1998 and 1997:

                                                          1998         1997
                                                          ----         ----

Midwest Banc Holdings, Inc. common stock............   $1,549,677   $1,323,023


NOTE 6 - TERMINATED PARTICIPANTS

     Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $257,852 and $0 at December 31, 1998 and 1997, respectively.


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                       DECEMBER 31, 1998
                                                                       -----------------

Net assets available for benefits per the financial statements........    $10,101,646
Amounts allocated to withdrawing participants.........................       (257,852)
                                                                          -----------

 Net assets available for benefits per the Form 5500..................    $ 9,843,794
                                                                          ===========


--------------------------------------------------------------------------------


                                   (Continued)

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                      YEAR ENDED
                                                                                   DECEMBER 31, 1998
                                                                                   -----------------

Benefits paid to participants per the financial statements......................       $290,159
Add amounts allocated to withdrawing participants at December 31, 1998..........        257,852
                                                                                      ---------

 Benefits paid to participants per the Form 5500................................       $548,011
                                                                                       ========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


NOTE 8 - TAX STATUS

     The Internal Revenue Service has determined and informed the Corporation, by letter dated June 24, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


--------------------------------------------------------------------------------

                             SUPPLEMENTAL SCHEDULES

                      FIRST MIDWEST CORPORATION OF DELAWARE
                           EMPLOYEES' RETIREMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 1998

--------------------------------------------------------------------------------


Name of Plan Sponsor:  Midwest Banc Holdings, Inc.
Employer Identification Number:  36-3252484
Three-Digit Plan Number:  001



                                                        (c)
                   (b)                       Description of Investment,
            Identity of Issue,                Including Maturity Date,                                  (e)
           Borrower, Lessor, or            Rate of Interest, Collateral,              (d)             Current
 (a)          Similar Party                    Par, or Maturity Value                Cost              Value
              -------------                    ----------------------                ----              -----

      AIM Funds                      Mutual Funds
                                          AIM Balanced Fund....................   $1,544,367        $ 2,170,263

      AIM Funds                      AIM Constellation
                                          Growth Fund..........................      805,548          1,025,258

      Fidelity Investments           Fidelity Advisor Growth
                                          Opportunity Fund.....................    1,446,539          2,332,670

      GAM Funds                      GAM International Fund....................      638,670            894,468

      Evergreen Funds                Evergreen Intermediate
                                          Term Bond Fund.......................      578,366            683,398

      Putnam Investments             Putnam Investors Fund.....................      264,391            339,431

      Franklin Templeton             Franklin Small Cap
                                          Growth Fund..........................       53,992             54,974

      Alliance Fund Services         Money Market Fund
                                          Alliance Capital Reserves............      861,224            861,224

*     Midwest Banc                   Common Stock
           Holdings, Inc.                 Midwest Banc Holdings, Inc...........      942,539          1,549,677

      Various                        Participant Loans
                                          Rates 8.75% - 9.50%..................           --            213,539
                                                                                                    -----------

                                              Total investments................                     $10,124,902
                                                                                                    ===========

*    Party-in-interest.

--------------------------------------------------------------------------------

                      FIRST MIDWEST CORPORATION OF DELAWARE
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          Year ended December 31, 1998

--------------------------------------------------------------------------------


Name of Plan Sponsor:  Midwest Banc Holdings, Inc.
Employer Identification Number:  36-3252484
Three-Digit Plan Number:  001




                                                                                       (h)
                                                                                     Current
                                                                                     Value of        (i)
    (a)                    (b)                  (c)         (d)           (g)        Asset on        Net
  Identity             Description           Purchase     Selling        Cost       Transaction    Gain or
  of Party               of Asset              Price       Price       of Asset        Date        (Loss)
  --------               --------              -----       -----       --------        ----        ------

Series of transactions which exceed 5% of the Plan's net assets:

AIM Funds         AIM Balanced Fund.......  $  461,150   $       --   $  461,150   $   461,150    $    --

AIM Funds         AIM Balanced Fund.......          --      238,220      229,297       238,220      8,923

Fidelity          Fidelity Advisor
 Investments       Growth Opportunity
                   Fund...................     424,177           --      424,177       424,177         --

Fidelity          Fidelity Advisor
 Investments       Growth Opportunity
                   Fund...................          --      328,337      304,267       328,337     24,070

Alliance Fund     Alliance Capital
 Services          Reserves...............   1,410,240           --    1,410,240     1,410,240         --

Alliance Fund     Alliance Capital                  --    1,476,767    1,476,767     1,476,767         --
 Services          Reserves...............


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